FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of October 2009.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Announces Issue Price and Selling Price for Global Offering

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: October 5, 2009	By:	/s/ Shinichiro Watanabe
Shinichiro Watanabe
Senior Corporate Managing Director

Nomura Announces Issue Price and Selling Price for Global Offering

Tokyo, October 5, 2009—Nomura Holdings, Inc. (the “Company”) today announced that it has determined the issue price and the selling price in relation to the issuance of new shares and a secondary offering of shares (secondary offering by way of over-allotment) resolved on September 24, 2009.

1.	Issuance of New Shares by way of Public Offering
1.	Number of Shares to be Offered
766,000,000 shares of common stock of the Company (“shares”) which is the sum of (i) through (iii) below.
	(i)	366,000,000 new shares to be purchased by the Japanese underwriters in the offering to be made in Japan.
	(ii)	329,700,000 new shares to be purchased by the international managers in the offering to be made overseas.
	(iii)	A maximum of 70,300,000 shares which shall be the subject of a purchase option to be granted to the international managers in the offering to be made overseas for the purchase of the additionally issued shares.
2.	Issue Price[1]	568 yen per share
3.	Total Amount of the Issue Price[2]	435,088,000,000 yen
4.	Amount to be Paid[1]	544.32 yen per share
5.	Total Amount to be Paid[2]	416,949,120,000 yen
6.	Amount of Stated Capital and Additional Paid-in Capital to be Increased[2]
	The amount of stated capital to be increased		208,474,560,000 yen
	The amount of the additional paid-in capital to be increased		208,474,560,000 yen
7.	Subscription Period (in Japan)	Tuesday, October 6, 2009 to Wednesday, October 7, 2009
8.	Payment Date	Tuesday, October 13, 2009

1	The Japanese underwriters and international managers will purchase all of the new shares at the amount to be paid and will conduct the public offering at the issue price.
2	These figures are based on the assumption that the international managers exercise the option to purchase all the additional shares set forth in 1. (iii) above.

This press release does not constitute an offer of securities in the United States. The shares of the Company’s common stock referred to above have not been, and will not be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration thereunder or an applicable exemption from registration requirements.

2.	Secondary Offering of Shares (Secondary offering by way of over-allotment)
1.	Number of Shares to be Sold	34,000,000 shares
2.	Selling Price	568 yen per share
3.	Total Amount of the Selling Price	19,312,000,000 yen
4.	Subscription Period (in Japan)	Tuesday, October 6, 2009 to Wednesday, October 7, 2009
5.	Delivery Date	Wednesday, October 14, 2009

3.	Issuance of New Shares by way of Third-Party Allotment
1.	Amount to be Paid	544.32 yen per share
2.	Total Amount to be Paid	18,506,880,000 yen (maximum)
3.	Amount of Stated Capital and Additional Paid-in Capital to be Increased
	Amount of stated capital to be increased	9,253,440,000 yen (maximum)
	Amount of the additional paid-in capital to be increased	9,253,440,000 yen (maximum)
4.	Subscription Period (Subscription Date)	Monday, October 26, 2009
5.	Payment Date	Tuesday, October 27, 2009

This press release does not constitute an offer of securities in the United States. The shares of the Company’s common stock referred to above have not been, and will not be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration thereunder or an applicable exemption from registration requirements.

For Reference
1.	Calculation of Issue Price and Selling Price
	(i)	Calculation Date and Price	Monday, October 5, 2009
592 yen
	(ii)	Discount Rate	4.05%

2.	Syndicate Cover Transaction Period
Thursday, October 8, 2009 to Tuesday, October 20, 2009

3.	Use of Proceeds
All proceeds, up to approximately 432,817,998,000 yen, to be raised through the public offering and the third-party allotment are planned to be used to make investments in (including loans to) the Company’s consolidated subsidiaries in each region to strengthen the Company’s business foundation in Asia (including Japan), Europe, and the US. These consolidated subsidiaries expect to use such invested and loaned funds for working capital.

Ends

For further information please contact:

Name	Company	Telephone
Toru Namikawa	Nomura Holdings, Inc.	+ 81-3-3278-0591

Kathy Lindsay	Group Corporate Communications Dept.

Nomura

Nomura is a leading financial services group and the preeminent Asian-based investment bank with worldwide reach. Nomura provides a broad range of innovative solutions tailored to the specific requirements of individual, institutional, corporate and government clients through an international network in over 30 countries. Based in Tokyo and with regional headquarters in Hong Kong, London, and New York, Nomura employs about 26,000 staff worldwide. Nomura’s unique understanding of Asia enables the company to make a difference for clients through five business divisions: retail, global markets, investment banking, merchant banking, and asset management. For further information about Nomura, please visit www.nomura.com.

This press release does not constitute an offer of securities in the United States. The shares of the Company’s common stock referred to above have not been, and will not be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration thereunder or an applicable exemption from registration requirements.